[Deloitte & Touche LLP Letterhead]


CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the inclusion in Pan American Silver Corp.'s Annual Report on Form 40-F for the year ended December 31, 2005, of our Independent Registered Chartered Accountants' Report dated March 8, 2006 (except for Note 20 for which the date is March 30, 2006) (the "Report") and to the reference to us under the heading "Principal Accountant Fees and Services" in the referenced Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-122152) of the Report.


/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia
Canada
March 31, 2006